(A Development-Stage Company)

Condensed Interim Consolidated Financial Statements
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013
(in Canadian dollars)
(Unaudited)

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in Canadian dollars)

	As of June 30,	As of December 31,
	2014	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	50,536,868	95,366,039
Restricted short-term investments (note 3)	22,202,011	-
Receivables (note 4)	2,175,317	3,760,730
Prepaid expenses and other current assets (note 5)	2,179,321	1,322,204
Total current assets	77,093,517	100,448,973

Non-current assets
Mineral properties (note 6)	172,913,053	138,645,822
Long-term advances (note 7)	20,465,016	20,465,016
Property, plant and equipment (note 8)	16,789,128	4,265,204
Total non-current assets	210,167,197	163,376,042
Total assets	287,260,714	263,825,015

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 9)	21,869,444	14,179,526
Due to related parties (note 10)	316,712	221,029
Total current liabilities	22,186,156	14,400,555

Non-current liabilities
Convertible debt (note 11)	17,413,378	-
Total non-current liabilities	17,413,378	-
Total liabilities	39,599,534	14,400,555

EQUITY
Share capital, warrants and conversion option	263,760,392	259,143,095
Other capital (note 13)	24,572,707	24,206,055
Deficit	(96,619,038)	(90,639,603)
Equity attributable to owners of the parent	191,714,061	192,709,547
Non-controlling interest (note 14)	55,947,119	56,714,913
Total equity	247,661,180	249,424,460
Total liabilities and equity	287,260,714	263,825,015

Basis of preparation, nature of operations and going concern (note 1) Commitments and contingencies (note 19) Subsequent event (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

“Lenard Boggio”	“David Porter”
Lenard Boggio Director	David Porter Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the six-month periods ended June 30, 2014 and 2013

(in Canadian dollars, except share data)

	Attributable to owners of the parent
	Common shares	Share capital and warrants	Other capital	Deficit	Non-controlling interest	Total
	(number)	$	$	$	$	$

Balance – January 1, 2013	130,144,167	259,143,095	21,619,782	-140,271,942	-	140,490,935
Changes in ownership interest of an affiliate that does not result in a loss of control
Proceeds received following the issuance of units of The Kami LP to Hebei (note 12)	-	-	-	-	119,926,293	119,926,293
Reallocation of non-controlling interest between partners of The Kami LP (note 14)	-	-	-	61,551,539	-61,551,539	-
Total changes in ownership interest of an affiliate	-	-	-	61,551,539	58,374,754	119,926,293
Contributions by and distributions to owners
Share-based compensation costs (note 13)	-	-	1,709,158	-	-	1,709,158
Net loss and comprehensive loss	-	-	-	-8,064,588	-670,092	-8,734,680
Total contributions by and distributions to owners	-	-	1,709,158	-8,064,588	-670,092	-7,025,522

Balance – June 30, 2013	130,144,167	259,143,095	23,328,940	-86,784,991	57,704,662	253,391,706
	Attributable to owners of the parent
	Common shares	Share capital, warrants and conversion option	Other capital	Deficit	Non-controlling interest	Total
	(number)	$	$	$	$	$

Balance – January 1, 2014	130,144,167	259,143,095	24,206,055	-90,639,603	56,714,913	249,424,460
Changes in ownership interest of an affiliate that does not result in a loss of control
Reallocation of non-controlling interest between partners of The Kami LP (notes 11 and 14)	-	-	-	-1,154,324	1,154,324	-
Total changes in ownership interest of an affiliate	-	-	-	-1,154,324	1,154,324	-
Contributions by and distributions to owners
Equity component of convertible debt, net of transaction costs (note 11)	-	4,617,297	-	-	-	4,617,297
Share-based compensation costs (note 13)	-	-	366,652	-	-	366,652
Net loss and comprehensive loss	-	-	-	-4,825,111	-1,922,118	-6,747,229
Total contributions by and distributions to owners	-	4,617,297	366,652	-4,825,111	-1,922,118	-1,763,290

Balance – June 30, 2014	130,144,167	263,760,392	24,572,707	-96,619,038	55,947,119	247,661,180

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three-month and six-month periods ended June 30, 2014 and 2013

(in Canadian dollars, except share and per share data)

	Three-months ended June 30,				Six-months ended June 30,
	2014		2013		2014		2013
	$		$		$		$

Operating expenses
General and administrative expenses		1,818,803		2,738,072		4,140,624		8,623,037
Development expenses (note 19)		3,300,000		-		3,300,000		-
Environmental, aboriginal, government and community expenses		-		-		-		695,492
Exploration and evaluation expenses		-		-		-		194,956
		5,118,803		2,738,072		7,440,624		9,513,485

Loss from operations		(5,118,803)		(2,738,072)		(7,440,624)		(9,513,485)

Finance income		329,888		551,356		693,395		778,805
Net loss and comprehensive loss		(4,788,915)		(2,186,716)		(6,747,229)		(8,734,680)

Attributable to:
Owners of the parent		(3,591,049)		(1,605,431)		(4,825,111)		(8,064,588)
Non-controlling interest		(1,197,866)		(581,285)		(1,922,118)		(670,092)
		(4,788,915)		(2,186,716)		(6,747,229)		(8,734,680)

Net loss per share (note 15)
Basic and diluted		(0.03)		(0.01)		(0.04)		(0.06)
Weighted average number of shares outstanding (note 15)
Basic and diluted		130,144,167		130,144,167		130,144,167		130,144,167

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three-month and six-month periods ended June 30, 2014 and 2013

(in Canadian dollars)

	Three-months ended June 30,				Six-months ended June 30,
	2014		2013		2014		2013
	$		$		$		$
Cash flows from operating activities
Net loss		(4,788,915)		(2,186,716)		(6,747,229)		(8,734,680)
Adjustments for:
Share-based compensation costs (note 13)		123,638		597,854		303,182		1,484,459
Depreciation		38,753		31,970		74,857		52,923
Interest income		(329,888)		(551,356)		(693,395)		(778,805)
Changes in operating assets and liabilities (note 16)		3,449,938		(10,552,729)		2,006,171		(11,945,273)
Interest received		242,209		511,905		564,350		720,725
Net cash used in operating activities		(1,264,265)		(12,149,072)		(4,492,064)		(19,200,651)

Cash flows from investing activities
Additions to mineral properties (note 6)		(14,938,639)		(8,231,257)		(27,188,586)		(8,793,645)
Increase in restricted short-term investments (note 3)		-		-		(22,202,011)		-
Deposits on equipment (note 8)		(8,892,531)		-		(12,603,235)		-
Decrease in restricted cash equivalents		-		10,232,508		-		10,232,508
Purchases of property, plant and equipment, net of disposals		-		(194,921)		(13,275)		(294,424)
Net cash used in investing activities		(23,831,170)		1,806,330		(62,007,107)		1,144,439

Cash flows from financing activities
Proceeds received on the issuance of convertible debt, net of transaction costs of $330,000 (note 11)		-		-		21,670,000		-
Proceeds received following the issuance of units of The Kami LP to Hebei (note 12)		-		-		-		119,926,293
Net cash provided by financing activities		-		-		21,670,000		119,926,293
Net change in cash and cash equivalents		(25,095,435)		(10,342,742)		(44,829,171)		101,870,081
Cash and cash equivalents at the beginning of the period		75,632,303		146,525,139		95,366,039		34,312,316
Cash and cash equivalents at the end of the period		50,536,868		136,182,397		50,536,868		136,182,397

Cash and cash equivalents components:
Cash		50,536,868		108,049,940		50,536,868		108,049,940
Cash equivalents		-		28,132,457		-		28,132,457
		50,536,868		136,182,397		50,536,868		136,182,397

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

1           Summary of business, reporting entity, basis of preparation, nature of operations and going concern

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is a development-stage company advancing its Canadian properties towards production located in western Labrador in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying condensed interim consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of the Province of British Columbia, and its subsidiaries: 0964896 BC Ltd. and Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario. The condensed interim consolidated financial statements also include the accounts of an affiliate, The Kami Mine Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario. Kami GP and The Kami LP are each owned 75%, directly or indirectly, by the Company.

The Company’s common shares are listed on the Toronto Stock Exchange, under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation, nature of operations and going concern

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2012.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s condensed interim consolidated financial statements are discussed in note 2.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and effective as of June 30, 2014. These condensed interim consolidated financial statements were approved by the Company's Board of Directors on July 29, 2014.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

1           Summary of business, reporting entity, basis of preparation, nature of operations and going concern (continued)

Nature of operations and going concern

The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due (see also note 18).

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period.

The business of exploration, development and mining of minerals involves a high degree of risk and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The recoverability of the carrying value of assets and the Company's continued existence is dependent upon the preservation of its interests in the underlying properties, the development of economically recoverable resources, the achievement of profitable operations and the ability of the Company to raise additional financing. Changes in future conditions could require material write-downs to the carrying values of the Company’s assets.

As noted below (see note 19), Alderon has completed the engineering work required to commence construction at the Kami Project. The commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan and project sanction by the Company’s Board of Directors. As the Kami Project’s required pre-construction engineering is substantially complete, Alderon has temporarily suspended any further work by its Engineering, Procurement and Construction Management (“EPCM”) contractor. The Company’s internal project team is continuing to advance the Kami Project in preparation for the start of construction once the Company’s financing plan is completed. The Company must secure sufficient funding to meet its existing commitments, including additional security deposit payments required in relation to the Company’s Power Purchase Agreement (“PPA”). Management is seeking to raise the necessary capital to meet its funding requirements. Specifically, the Company continues to advance all of the elements of its financing plan, including debt, equity and additional off-take arrangements (see note 20). There can be no assurance that management’s financing plan will be successful. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern.

If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. If the going concern assumption were not appropriate, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

2           Significant accounting policies and critical accounting estimates and judgements

Significant accounting policies

The accounting policies described in the Company’s 2013 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements, except as noted below.

Convertible debt

The Company’s convertible debt is accounted for as a compound financial instrument comprised of a non-derivative host contract and a conversion option. The conversion option is equity classified because it will result in the issuance of a fixed number of equity instruments issued in return for a fixed dollar value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar secured liability that does not have an equity conversion option. The equity component is recognized initially as the residual difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The Company’s option to prepay the instrument early is a separable embedded derivative but has nominal value at inception and period end.

New standard

The following new standard is effective for the first time for interim periods beginning on or after January 1, 2014 and has been applied in preparing these condensed interim consolidated financial statements. The accounting policy has been applied consistently by all subsidiaries of the Company.

•
International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies, provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

The impact of the adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Critical accounting estimates and judgments

The preparation of the Company’s condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions and estimates in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant estimates used in the preparation of the Company’s condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

2           Significant accounting policies and critical accounting estimates and judgements (continued)

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining the timing at which to begin capitalizing development costs and whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized. Judgement is also required in assessing the extent and duration of any project suspension, including its impact on whether or not management can continue to capitalize development costs. Should the facts and circumstances surrounding a suspension of the project be such that management can no longer capitalize development costs related to the project, the impact on the Company’s financial position and results of operations may be significant.

Carrying value and recoverability of mineral properties

The carrying amount of the Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Judgement is required to determine if a present obligation exists at the end of the reporting period by considering all available evidence. The expense relating to any provision is presented in the condensed interim consolidated statement of comprehensive loss.
Fair value estimates of financial liabilities

The determination of fair value of the liability component at the date of issuance of the convertible debt is based on a discounted cash flow model which requires management to estimate the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option. Application of a different rate in the model could result in a different initial fair value of the liability component which would impact future interest accretion throughout the life of the liability.

Fair value of stock options

Determining the fair value of stock options requires the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

2           Significant accounting policies and critical accounting estimates and judgements (continued)

Recovery of deferred tax assets

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

3           Restricted short-term investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. Such short-term investments must remain on deposit as long as the letters of credit are outstanding.

On February 19, 2014, the Company entered into a Power Purchase Agreement (“PPA”) with Newfoundland and Labrador Hydro (“NLH”), a subsidiary of Nalcor Energy, pursuant to which NLH agrees to sell electrical power and energy to the Company. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. Under the terms of the Security Agreement with NLH (the “Security Agreement”), the Company has agreed to provide a total of $65,000,000 in security deposits that will each take the form of a letter of credit that will be released to the Company once the Kami Project is interconnected to the electrical system as contemplated under the PPA, and has been commissioned and the Company has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21,000,000 (the “Security Deposit”) was paid upon on the signing of the Security Agreement. The remaining $44,000,000 in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the new transmission line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits and may not request the next security deposit until after August 31, 2014. The letter of credit expires on February 18, 2015.

On March 14, 2014, the Company issued a letter of credit for $967,011 in favour of Fisheries and Oceans Canada (“DFO”) in relation to the DFO’s monitoring of the Kami Project. The letter of credit expires on March 13, 2015.

On March 17, 2014, the Company issued a letter of credit for $235,000 in favour of Hydro-Quebec (“HQ”) in relation to HQ’s energy study at the Company’s port facilities in Sept-Îles. The letter of credit expires on March 16, 2015.

The Company expects that each of the letters of credit described above will be renewed at expiration.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

4           Receivables
	As of June 30, 2014		As of December 31, 2013
	$		$

Sales tax credits receivable		1,775,443		3,489,901
Deposits receivable		258,750		258,750
Interest receivable		141,124		12,079
		2,175,317		3,760,730

5           Prepaid expenses and other current assets
	As of June 30, 2014		As of December 31, 2013
	$		$

Deferred transaction costs		1,797,599		896,005
Deposits on Kami Project activities		379,847		403,600
Other		1,875		22,599
		2,179,321		1,322,204

During the six-month period ended June 30, 2014, the Company incurred professional fees of $901,594 ($896,005 in 2013) that are directly related to a probable future debt transaction. These costs will be reclassified to debt upon completion of the debt transaction.

6           Mineral properties

On January 15, 2013, the Company filed on SEDAR a Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012. As the technical feasibility and commercial viability of the extraction of the Kami Property’s mineral reserves have been demonstrated, the Company has started to capitalize directly attributable pre-production expenditures that give rise to future economic benefits as of February 1, 2013. Pre-production expenditures incurred prior to February 1, 2013 have been recorded in the condensed interim consolidated statement of comprehensive loss as exploration and evaluation expenses or environmental, aboriginal, government and community expenses.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

6           Mineral properties

Components of the Company’s mineral properties, as well as the activity associated therewith, are summarized below.

	Acquisition costs		Development costs		Share-based compensation costs capitalized		Depreciation capitalized		Total
	$		$		$		$		$

Balance – January 1, 2013		88,668,710		-		-		-		88,668,710
Additions during the period		-		49,576,480		386,958		13,674		49,977,112
Balance – December 31, 2013		88,668,710		49,576,480		386,958		13,674		138,645,822

Additions during the period		-		33,217,795		63,470		17,729		33,298,994
Interest capitalized (note 11)		-		968,237		-		-		968,237
Balance –June 30, 2014		88,668,710		83,762,512		450,428		31,403		172,913,053

Additions to mineral properties in the condensed interim consolidated statement of cash flows are presented on a cash basis. During the three-month period ended June 30, 2014, cash expenditures totaled $14,938,639 ($8,231,257 for the three-month period ended June 30, 2013), the increase in accrued expenditures totaled $2,772,084 ($4,203,248 for the three-month period ended June 30, 2013) and increase in other non-cash items totaled $141,686 ($112,885 for the three-month period ended June 30, 2013). During the six-month period ended June 30, 2014, cash expenditures totaled $27,188,586 ($8,793,645 for the six-month period ended June 30, 2013), the increase in accrued expenditures totaled $6,636,771 ($9,351,375 for the six-month period ended June 30, 2013) and increase in other non-cash items totaled $441,874 ($232,247 for the six-month period ended June 30, 2013).

7           Long-term advances

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”).

Per the Port Agreement, the total initial commitment by the Company is $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment was payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which was paid on June 28, 2013. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

8      Property, plant and equipment

During the three-month period ended June 30, 2014, the Company advanced $8,892,531 (nil for the three-month period ended June 30, 2013) to various suppliers in relation to the purchase of equipment. During the six-month period ended June 30, 2014, the Company advanced $12,603,235 (nil for the six-month period ended June 30, 2013). As of June 30, 2014, advances on equipment totaled $16,208,811.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

9           Payables and accrued liabilities

	As of June 30,	As of December 31,
	2014	2013
	$	$
Accrued development costs (note 19)	18,257,368	9,159,018
Trade accounts payable	1,200,438	807,884
Accrued salaries and benefits	1,126,741	2,101,783
Accrued finder’s fee (note 19)	399,625	1,198,875
Accrued legal and professional expenses	345,332	441,619
Sales tax credits payable	136,588	148,063
Accrued environmental, aboriginal, government and community costs	126,414	240,595
Other accrued liabilities	276,938	81,689
	21,869,444	14,179,526

10       Related party disclosures

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three-months ended June 30,				Six-months ended June 30,
	2014		2013		2014		2013
	$		$		$		$
Short-term benefits*		817,739		859,833		1,711,074		1,604,149
Incentive compensation other than share-based compensation		293,018		273,410		700,952		529,535
Share-based compensation		115,246		571,938		280,832		1,334,375
		1,226,003		1,705,181		2,692,858		3,468,059

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

10       Related party disclosures (continued)

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, tax, corporate development, information technology support and investor relations services to the Company.

McInnes Cooper (“McInnes”), formerly Ottenheimer Baker Barristers & Solicitors: A Director of the Company was a partner at McInnes, which provides certain legal services to the Company.

Cassels Brock & Blackwell LLP (“Cassels”): A Director of the Company is the Deputy Managing Partner of Cassels, which acts as lead external counsel for the Company.

Liberty Metals & Mining Holdings, LLC (“Liberty”): Liberty is a significant shareholder of the Company and has a representative on Alderon’s Board of Directors. During the six-month period ended June 30, 2014, Liberty provided the Company with financing (note 11).

HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei Iron & Steel Group Co. Ltd (“Hebei”), a significant shareholder of the Company. HBIS provides two individuals who act as officers of Kami GP and provide services to the Company.

Transactions entered into with related parties other than key management personnel, not otherwise disclosed, include the following:

	Three-months ended June 30,				Six-months ended June 30,
	2014		2013		2014		2013
	$		$		$		$
King & Bay		263,901		302,977		646,354		690,543
Cassels		189,602		174,819		624,856		1,240,548
HBIS		80,004		-		160,008		-
McInnes		3,833		2,759		40,045		11,315
		537,340		480,555		1,471,263		1,942,406
Amounts owed to related parties other than key management personnel, not otherwise disclosed are summarized below.

	As of June 30, 2014		As of December 31, 2013
	$		$
Cassels		189,483		128,606
King & Bay		73,893		92,423
HBIS		53,336		-
		316,712		221,029

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

11       Convertible debt

On February 24, 2014, Liberty provided a loan to The Kami LP (the “Note”) in the amount of $22,000,000. $21,000,000 of the gross proceeds of the Note was used to fund the Security Deposit. The remaining $1,000,000 will be used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the Note, the principal amount of the Note and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share. The Note is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee was paid to Liberty in connection with the Note. The Company has the option to prepay the entire balance of the Note, at a premium of a 20% internal rate of return to Liberty. The maturity date of the Note is December 31, 2018.

The issuance of the Note was recorded at inception as follows:

	$

Debt component		17,052,703
Equity component		4,617,297
Transaction costs		330,000
Net proceeds		22,000,000

* The effective interest rate that will be used to accrete the liability component of the Note up to the principal amount at maturity is 12.7%.

The recording of the equity component of the Note as described in the table above increased the non-controlling interest in the Company by $1,154,324.

Transactions affecting the debt component for the six-month period ended June 30, 2014 were as follows:

	$

Balance at January 1, 2014		-
Issuances		17,052,703
Accretion		360,675
Balance at June 30, 2014		17,413,378

During the three-month period ended June 30, 2014, the Company accrued and paid $607,562 in interest charges. This amount, along with the $360,675 in accretion charges are capitalized to mineral properties (see note 6).

12     Transaction with Hebei

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei, pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

12    Transaction with Hebei (continued)

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119,926,293 (the “Initial Investment”) in exchange for a 25% interest in the Kami Project. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest would be made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon would transfer all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei would be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220,000,000.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of the Initial Investment proceeds.

13    Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Six-months ended June 30, 2014		Year ended December 31, 2013
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	14,830,000	2.46	14,102,500	2.58
Granted	600,000	1.48	1,655,000	1.40
Exercised	-	-	-	-
Forfeited	(625,000)	2.27	(927,500)	2.42

Balance, end of period	14,805,000	2.43	14,830,000	2.46

Share-based compensation costs for the three-month period ended June 30, 2014 totaled $164,620 ($707,674 for the three-month period ended June 30, 2013): $40,982 capitalized in mineral properties ($109,820 for the three-month period ended June 30, 2013); and $123,638 in general and administrative expenses ($597,854 for the three-month period ended June 30, 2013). Share-based compensation costs for the six-month period ended June 30, 2014 totaled $366,652 ($1,709,158 for the six-month period ended June 30, 2013): $63,470 capitalized in mineral properties ($224,699 for the six-month period ended June 30, 2013); nil in exploration and evaluation expenses ($39,912 for the six-month period ended June 30, 2013); $303,182 in general and administrative expenses ($1,418,551 for the six-month period ended June 30, 2013); and nil in environmental, aboriginal, government and community expenses ($25,996 for the six-month period ended June 30, 2013).

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

13    Stock options (continued)

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Six-months ended June 30, 2014	Six-months ended June 30, 2013

Expected dividend yield	0.0%	0.0%
Estimated volatility	59.5%	63.8%
Weighted average risk-free annual interest rate	1.09%	1.14%
Weighted average expected life (years)	2.5	2.5
Grant date fair value	$0.55	$0.59

14    Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

15    Net loss per share

For the three-month and six-month periods ended June 30, 2014 and 2013, diluted net loss per share was calculated based on the net loss and comprehensive loss attributable to owners of the parent using the basic weighted average number of shares outstanding, since all outstanding conversion options, warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

16    Supplemental disclosure of cash flow information

	Three-months ended June 30,				Six-months ended June 30,
	2014		2013		2014		2013
	$		$		$		$
Changes in operating assets and liabilities
Receivables		1,595,393		34,172		1,714,458		595,314
Prepaid expenses and other current assets		39,515		198,998		(857,117)		(82,982)
Long-term advance		-		(10,232,508)		-		(10,232,508)
Payables and accrued liabilities		2,780,857		(722,875)		1,053,147		(2,937,125)
Due to related parties		(965,827)		169,484		95,683		712,028
		3,449,938		(10,552,729)		2,006,171		(11,945,273)

17    Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

$42,683,476 of cash is held by The Kami LP which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to Alderon. Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $7,853,392 of cash and cash equivalents.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

18    Financial instruments, financial risk management and fair value

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 17, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due (see also Nature of operations and going concern in note 1). Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. Alderon is actively engaged in discussions to raise the necessary capital to meet its funding requirements for the Kami Project, including debt and equity financing. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful capital-raising activities prior to June 30, 2014 (see note 11).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, the Company’s cash and cash equivalents and restricted short-term investments are held in deposit at high-credit quality Canadian financial institutions. As a result, management considers the risk of non-performance related to accounts receivable and cash and cash equivalents and restricted short-term investments to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the Company does not have variable rate debt at June 30, 2014. Changes in market interest rates do not have an impact on interest expense related to the Note because the rate of the Note is fixed.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

18    Financial instruments, financial risk management and fair value (continued)

Fair value

The carrying values of the Company’s cash and cash equivalents, restricted short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at June 30, 2014 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of June 30, 2014 and December 31, 2013 are presented below.

June 30, 2014	Carrying value		Fair value
	$		$
Financial assets
Cash and cash equivalents		50,536,868		50,536,868
Restricted short-term investments (note 3)		22,202,011		22,202,011
Receivables (note 4)		399,874		399,874
Financial liabilities
Payables and accrued liabilities (note 9)		(21,732,856)		(21,732,856)
Due to related parties (note 10)		(316,712)		(316,712)
Convertible debt, including interest payable (note 11)		(17,413,378)		(17,413,378)
		33,675,807		33,675,807

December 31, 2013	Carrying value		Fair value
	$		$
Financial assets
Cash and cash equivalents		95,366,039		95,366,039
Receivables (note 4)		270,829		270,829
Financial liabilities
Payables and accrued liabilities (note 9)		(14,031,463)		(14,031,463)
Due to related parties (note 10)		(221,029)		(221,029)
		81,384,376		81,384,376

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude sales tax credits payable.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

19    Commitments and contingencies

In connection with the closing of the Subscription Transaction (see note 12), the Company had committed to pay a finder’s fee associated with the Initial Investment (the “Finder’s Fee”) and an off-take sales fee to the finder engaged to identify Hebei to the Company and to assist with the conclusion of the transaction with Hebei (the “Finder”). On March 15, 2013, the Company sent notice terminating the finder’s fee agreement, in accordance with its terms. On July 31, 2013, the Company and the Finder concluded a settlement agreement for the Finder’s Fee and the off-take sales fee. The total amount of the settlement is $1,798,500, which is to be paid to the Finder in installments. Payments totaling $1,398,875 were made since July 31, 2013. The remaining balance of $399,625 will be paid on August 28, 2014. All payments will also include an interest amount calculated at a rate of 1% per annum from April 30, 2013 until the date of payment. As part of the settlement, the Finder has released all claims to the off-take sales fee.

On March 1, 2012, the Company entered into the Charter Agreement with Image Air Charter Ltd. (“Image Air”). Per the Charter Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown. On April 9, 2013, the Company sent notice to Image Air terminating the Charter Agreement, in accordance with its terms.

The Company has negotiated contracts with suppliers in relation to the purchase of equipment (see also note 8), which are due for delivery during the fourth quarter of 2014 and the third quarter of 2015. As at June 30, 2014, payments of $40,782,974 remain to be paid on the equipment.

On January 21, 2014, the Company entered into an agreement (the “Agreement”) with the Town of Labrador City (“Labrador City”) with respect to the development of the Kami Project. Under the terms of the Agreement, the Company will pay to Labrador City an annual grant, in lieu of municipal taxes based on the Kami Project mining operations that will be located outside the town boundaries but within the Municipal Planning Area of Labrador City. The Company will not be required to pay municipal or other taxes except with respect to such assets and business of the Company, as may be located from time to time within the town boundaries of Labrador City.

On January 21, 2014, the Company and the Innu Nation entered into an Impact and Benefits Agreement ("IBA") with respect to carrying out the Kami Project. The IBA provides for participation in the Kami Project on the part of the Innu Nation in the form of training, jobs and contract opportunities, along with providing their community with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Innu Nation.

On February 18, 2014, the Federal Government of Canada issued the Notice of the Minister of Environment’s Environmental Assessment Decision Statement for the Kami Project (the “Decision Statement”). The Decision Statement sets out the Minister of Environment’s conclusion that the Kami Project is “not likely to cause significant adverse environmental effects”. As a result, the Kami Project has approval to proceed, subject to the terms and conditions included in any federal permits or authorizations. On January 10, 2014 the Cabinet of Newfoundland and Labrador (the “Provincial Cabinet”) determined that the Kami Project met the requirements of Part X of the Newfoundland and Labrador Environmental Protection Act and was released from the provincial environmental assessment process. On March 17, 2014, the Company received the federal Navigable Waters Protection Act Approval and on March 25, 2014, the Company received the federal Fisheries Act Authorization. Combined with the decisions by the Federal Minister of Environment and the Provincial Cabinet, Alderon is now in a position to move ahead with plans to commence construction, subject to completion of the Company’s financing plan.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and 2013

(amounts in Canadian dollars, except share/option data)

19    Commitments and contingencies (continued)

On March 25, 2014 the Company signed a Grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project. As long as the Company makes the payments required under the Wabush Agreement, Wabush will not seek to charge or assess the Company for any municipal taxes in relation to the Kami Project or the business carried on by the Company on the Kami Project.

On May 27, 2014, Alderon signed a benefits agreement with the Province of Newfoundland and Labrador (the “Provincial Agreement”). The Provincial Agreement covers the life of the Kami Project and sets out employment, procurement and training benefits. Under the terms of the Provincial Agreement, Alderon has committed to provide full and fair opportunity and first consideration for provincial residents and suppliers. The Company has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

On June 30, 2014, the Company announced the completion of the required engineering work in order to commence construction at the Kami Project. The commencement of construction remains subject to the completion of the Company’s financing plan and project sanction by the Board of Directors of Alderon. As such, Alderon has temporarily suspended any further work by its Engineering, Procurement and Construction Management (“EPCM”) contractor. It is likely that the temporary suspension of the EPCM contractor will result in certain demobilization costs to be incurred and charged to the Company in accordance with the terms of the EPCM contract. As at June 30, 2014, the Company has estimated an accrual of $3,300,000 in demobilization costs, which have been accounted as development expenses in the condensed interim consolidated statements of comprehensive loss as these costs were determined to not be directly attributable to the Kami Project for the three-month period ended June 30, 2014. The actual amount to be incurred is a function of the duration of delay, actual costs incurred and commitments entered into by the EPCM contractor, and adjustments to the estimate will be recorded in future periods as necessary.

20    Subsequent event

On July 29, 2014, The Company entered into an off-take agreement (the “Glencore Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. Under the terms of the Glencore Agreement, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3.2 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Glencore Agreement will continue until Kami LP has delivered 48.0 million tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production. The market price paid by Glencore will be based on the monthly average price for iron ore sinter feed fines quoted by Platts Iron Ore Index for 62% iron content (plus additional quoted premium for iron content greater than 62%), less a discount equal to 2% of such quoted price.